                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                TERRA TREMA, INC.
                             ---------------------------
                    (Name of Small Business Issuer in its charter)

                NEVADA                                 88-0492268
     (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)                  Identification No.)

          2102 BUSINESS CENTER DR., SUITE 130, IRVINE, CALIFORNIA 92612
          -------------------------------------------------------------
               (Address of principal executive offices) (Zip Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, $0.0001 PAR VALUE
                                (Title of class)


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                                       PART F/S

         The financial statements and supplemental data required by Item 310 of Regulation S-B for the quarter ended March 31, 2001 are attached hereto.

                              FINANCIAL STATEMENTS

                                TERRA TREMA, INC.
                        (A DEVELOPMENT-STAGE ENTERPRISE)

                       As of December 31, 2000 (audited),
                  and for the three months ended March 31, 2001
                                  (unaudited).




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                                TERRA TREMA, INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                                 BALANCE SHEET
                   AS OF MARCH 31, 2001 AND DECEMBER 31, 2000
                                   (UNAUDITED)

                                                         MARCH 31,  DECEMBER 31,
                                                           2001        2000
                                                         --------    --------

ASSETS

Receivable from trust account (Note 2)                   $ 1,587     $ 2,237
                                                         --------    --------

     Total assets                                        $ 1,587     $ 2,237
                                                         ========    ========



LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

Accounts payable and accrued expenses                    $   132     $ 362

     Shareholders' equity (deficit)
Preferred stock (par value $0.001) 5,000,000 shares
  authorized; 0 shares issued and outstanding
Common stock (par value $0.001); 10,000,000 shares
  authorized; 1,890,000 issued and outstanding               189         189
Paid in capital                                            4,466       4,466
Deficit accumulated during development stage              (3,200)     (2,780)
                                                         --------    --------

     Total shareholders' equity (deficit)                  1,455       1,875
                                                         --------    --------

     Total liabilities and shareholders' equity          $ 1,587     $ 2,237
     (deficit)                                           ========    ========




  See accompanying notes to financial statements


                                TERRA TREMA, INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                             STATEMENT OF OPERATIONS


                                                              Period From       Period From
                                                               Inception,       Inception,
                                            For the Quarter   April 26, 2000  April 26, 2000
                                                Ended           Through          Through
                                            March 31, 2001  December 31, 2000 March 31, 2001
                                             (Unudited)         (Audited)      (Unaudited)
                                            --------------   --------------   --------------
General and administrative expenses         $         420    $       2,780    $       3,200
                                            --------------   --------------   --------------

          Loss before taxes                          (420)          (2,780)          (3,200)

Provisions for income taxes                             -                -                -
                                            --------------   --------------   --------------

          Net loss                          $        (420)   $      (2,780)   $      (3,200)
                                            ==============   ==============   ==============







                 See accompanying notes to financial statements


                                TERRA TREMA, INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY
          PERIOD FROM INCEPTION, APRIL 26, 2000 THROUGH MARCH 31, 2001

                                                                                                            Deficit
                                                                                                           Accumulated
                                                                                            Additional     During the      Total
                                         Preferred Stock              Common Stock            Paid-in      Development Stockholders'
                                      Shares         Amount       Shares         Amount       Capital        Stage         Equity
                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------

Balances, April 26, 2000                      -   $         -             -   $         -   $         -   $         -   $         -

Issuance of common stock
  to founders for cash                        -             -     1,200,000           120         1,380             -         1,500

Issuance of common stock
  to founders for services                    -             -       605,000            60           544             -           604

Issuance of common stock in
  private placement for cash
  held by attorney in trust account           -             -        85,000             9         2,542             -         2,551

Net loss for the period from
  inception, April 26, 2000
  through December 31, 2000                   -             -             -             -             -        (2,780)       (2,780)
                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------

Balances, December 31, 2000                   -             -     1,890,000           189         4,466        (2,780)        1,875

Net loss for the quarter ended
  March 31, 2001 (unaudited)                  -             -             -             -             -          (420)         (420)
                                    ------------  ------------  ------------  ------------  ------------  ------------  ------------

Balances, March 31, 2001                      -            -      1,890,000   $       189   $     4,466   $    (3,200)  $     1,455
(unaudited)                         ============  ============  ============  ============  ============  ============  ============





                 See accompanying notes to financial statements


                                TERRA TREMA, INC.
                          (A DEVELOPMENT-STAGE COMPANY)
                             STATEMENT OF CASH FLOWS


                                                                                  Period From          Period From
                                                                                   Inception            Inception
                                                            For the quarter     April 26, 2000        April 26, 2000
                                                                 ended              Through               Through
                                                            March 31, 2001      December 31, 2000      March 31, 2001
                                                             (Unaudited)            (Audited)           (Unaudited)
                                                           ------------------   ------------------   ------------------
Cash flows from operating activities

     Net loss                                              $            (420)   $          (2,780)   $          (3,200)
     Adjustments to reconcile net loss
        to net cash used by operating activities:
            Issuance of common stock for services                          -                  604                  604
     Increase (decrease) from changes in:
        Receivable from trust account                                    650               (2,237)              (1,587)
        Accounts payable and accrued expenses                           (230)                 362                  132
                                                           ------------------   ------------------   ------------------


               Net cash used by operating activities                       -               (4,051)              (4,051)
                                                           ------------------   ------------------   ------------------

Cash flows from financing activities

     Cash proceeds and amounts held by attorney in trust
         account from issuance of common stock                             -                4,051                4,051
                                                           ------------------   ------------------   ------------------


               Net cash provided by financing activities                   -                    -                    -
                                                           ------------------   ------------------   ------------------


Net increase (decrease) in cash                                            -                    -                    -
                                                           ------------------   ------------------   ------------------


Cash, beginning of period                                                  -                    -                    -
                                                           ------------------   ------------------   ------------------


Cash, end of period                                        $               -    $               -    $               -
                                                           ==================   ==================   ==================




                 See accompanying notes to financial statements

                            BERMUDA ACQUISITIONS INC.
                        (A Development-Stage Enterprise)

                          Notes to Financial Statement
          Period From Inception, April 26, 2000, Through March 31, 2001


1.       Business and Significant Accounting Policies

         Business

         Terra Trema, Inc. (A Development-Stage Enterprise) (the "Company") was incorporated on April 26, 2000 under the laws of the State of Nevada. The Company intends to develop operating opportunities through business combinations or mergers. To date, the Company has not conducted any significant operations, and its activities have focused primarily on incorporation activities and organizational efforts. Since the Company has not yet commenced any principal operations, and has not yet earned significant revenues, the Company is considered to be a development-stage enterprise as of March 31, 2001.

         Management Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Income Taxes

         The Company uses the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

         Going Concern and Management's Plans

         The Company is presently a shell company and has no operations and limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are to search for operating opportunities through business combinations or mergers. In the interim, the Company will require minimal overhead, and key administrative and management functions will be provided by stockholders. Accordingly, the accompanying financial statements have been presented under the assumption that the Company will continue as a going concern.

                            BERMUDA ACQUISITIONS INC.
                        (A Development-Stage Enterprise)

                          Notes to Financial Statement
          Period From Inception, April 26, 2000, Through March 31, 2001


2.       Equity Transactions

         In April 2000, the Company issued 1,200,000 shares of common stock to its president in exchange for cash of $1,500. The Company also issued 5,000 shares of its common stock to a director in exchange for services rendered. Management deemed such services to have a nominal value.

         In April 2000, the Company issued 600,000 shares of common stock in exchange for legal services valued at $600 (Note 3).

         In connection with a private placement of its common stock, the Company issued 85,000 shares in exchange for cash aggregating $2,550. As of March 31, 2001, the related unexpended cash proceeds are held by the Company's legal counsel in a trust account.

3.       Related-Party Transactions

         During the period from inception, April 26, 2000, through March 31, 2001, the Company received legal services from a stockholder that aggregated $2,163 (Note 2).








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                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   TERRA TREMA, INC.

                                   By:   \s\ Gerry Martin
                                       --------------------------------------
                                       Gerry Martin, President and Director

                                   Dated: August 1, 2001